# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Phunware, Inc., CIK 0001665300
CUSIP: 71948P209
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1002 WEST AVENUE, AUSTIN, Texas (TX), 78701
Date of event which requires filing of this statement: 07/09/2026
Filed by CIK 0001989386
Persons authorized to receive notices and communications: Huakun Ding, 8 The Green, Ste R, Dover, Delaware (DE), 19901, (1) 416-558-0050

## Reporting persons
- Goldenwise Capital Group Ltd (CIK 0001989386): type of reporting person: investment adviser (IA); citizenship or place of organization: Hong Kong (K3); source of funds: working capital (WC); sole voting power 1,404,176; shared voting power 0; sole dispositive power 1,404,176; shared dispositive power 0; aggregate amount beneficially owned 1,404,176 (6.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Phunware, Inc.
Address of issuer's principal executive offices: 1002 WEST AVENUE, AUSTIN, Texas (TX), 78701

## Item 2. Identity and Background
Name of person filing:
GoldenFuture Capital Investment Ltd, a Cayman Islands limited liability company ("GoldenFuture Fund");

Goldenwise Capital Group Ltd, a Hong Kong limited liability company ("Goldenwise"), which serves as the investment manager of GoldenFuture Fund and certain separately managed accounts (the "SMAs");

Huakun Ding (Richard Ding), who serves as the founder and director of Goldenwise and GoldenFture Fund.

This Statement is being filed by Huakun Ding, the controlling member of Goldenwise, which manages GoldenFuture Fund and certain SMAs.
Residence or business address: The principal office or business address of the Fund and Goldenwise is Level 28, The Lee Garden Two, 28 Yun Ping Road, Cause way Bay, Hong Kong
Present principal occupation or employment: The principal business of GoldenFuture Fund is investing in securities and engaging in all related activities and transactions. The p rincipal business of Goldenwise, is serving as the investment manager of GoldenFuture Fund and certain SMAs. The principal occ upation of Mr. Huakun Ding is serving as the CEO and Chief Investment Officer of Goldenwise.
Criminal convictions in the last five years: No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of compet ent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: GoldenFuture Fund is organized under the laws of the Cayman Islands. Goldenwise Capital Group Ltd is organized under the laws of Hongkong.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: All of the Shares to which this Schedule 13D relates were purchased in open market on behalf of the Reporting Persons using the working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) o f the respective Reporting Person. The aggregate amount of funds used for the purchase of the securities reported herein was ap proximately USD $2,690,523.00, including brokerage commissions.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person acquired the shares of Common Stock reported herein for investment purposes.

The Reporting Person intends to engage in discussions with the Company's board of directors and management regarding a range of matters, including, but not limited to, the Company's governance, capital allocation, strategic direction, and overall performance.

In furtherance of the foregoing, the Reporting Person has recently initiated contact with members of the Company's board of directors to seek constructive dialogue and to improve the Company's governance, including through potential board representation.

On July 9, 2026, the Reporting Person sent an Open Letter to the Board of Phunware setting forth the Reporting Person's views regarding corporate governance, shareholder representation, capital allocation and Board accountability.

The Reporting Person believes that the Company's governance practices have materially contributed to prolonged operating losses, shareholder dilution, leadership instability and declining shareholder confidence.

Based on the Company's operating and governance record during Mr Elliot Han's tenure as Chair, the Reporting Person has significant concerns regarding the Board's oversight, governance practices and capital allocation discipline.

The Reporting Person also has concerns regarding the high compensation levels paid to each member of the Board. Based on the Company's public filings, Mr Han's cumulative compensation from Phunware is estimated to exceed USD 630,000 from January 2024 to now, more than USD 250,000 per year, during a period in which shareholder value has declined substantially. The Reporting Person believes that the Board's compensation levels are significantly higher than those of comparable micro cap public companies, and these compensation decisions are inconsistent with the Company's operating performance. The Reporting Person views this stark contrast as raising serious governance concerns.

The Reporting Person believes that good governance requires accountability, and accountability requires shareholder representation. The Reporting Person believes meaningful governance reform is necessary.

The Reporting Person also believes that the Company's current governance structure has failed to restore shareholder confidence despite repeated capital raises, prolonged operating losses, leadership turnover and significant destruction of shareholder value. Accordingly, meaningful Board refreshment is necessary to protect the interests of all shareholders.

To strengthen the Board, the Reporting Person has proposed four potential director candidates: Shawn Kravetz, Richard Ding, Mona Zhang, and Steve Han. These individuals collectively bring extensive experience in corporate governance, capital allocation, business strategy, AI platform development, and business development.

The Reporting Person proposed establishing a more balanced Board for Phunware. Specifically, it recommended expanding the Board and adding at least three new directors. The Reporting Person believes such expansion would improve shareholder representation and Board independence.

If Mr. Elliot Han is no longer a member of the Board, the Reporting Person would be prepared to discuss alternative governance structures that may require fewer additional directors.

Based on the parties' communications to date, the Reporting Person believes that the Board has not demonstrated a genuine willingness to consider meaningful governance improvements or changes to Board composition. Instead, the Board has declined to commit to any timetable for considering governance reforms or Board composition changes. In addition, rather than responding to the substantive governance issues raised by the Reporting Person, the Company's counsel has indicated that the Company may consider legal remedies if this Open Letter is published. The Reporting Person believes this response speaks for itself.

The Reporting Person has repeatedly attempted to resolve these matters privately through discussions with the Board before considering public action. The Reporting Person sent more than 10 emails to Chairman Elliot Han over three months to request communication; he did not reply once.

Rather than engaging directly with shareholders, the Board has consistently relied on the two counsel -not just one - to manage all email communications. The Board has never responded directly to any of emails or phone messages of the Reporting Person. The Reporting Person thinks this approach has unnecessarily hindered meaningful shareholder engagement and appears to prioritize protecting the existing Board over constructive communication with significant shareholders.

If the parties are unable to reach a mutually acceptable resolution, the Reporting Person may nominate director candidates and conduct a proxy solicitation in connection with the Company's 2026 Annual Meeting.

The Reporting Person is also evaluating the exercise of other shareholder rights available under applicable law, including the inspection of books and records (Section 220).

The Reporting Person remains willing to engage constructively with the Board if meaningful governance reforms are seriously considered.

The Reporting Person believes that Phunware is undervalued and there are opportunities to enhance shareholder value through improved alignment, governance, and execution, and intends to continue to evaluate all available options to achieve such objectives.

Depending on various factors, including, without limitation, market conditions, the Company's performance, and ongoing discussions with the Company and other shareholders, the Reporting Person may from time to time increase or decrease its beneficial ownership of the Company's securities, and may pursue various alternatives with respect to its investment, including engaging with other shareholders, seeking board representation, or pursuing other actions available to shareholders.

The Reporting Person reserves the right to formulate and pursue any plans or proposals described in Item 4 of Schedule 13D, subject to applicable law.

A copy of the Open Letter (Series 1) is attached hereto as Exhibit 99 and is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Goldenwise Capital Group Ltd beneficially owns 1,404,176 shares of Common Stock, representing 6.9% of all the outstanding shares of Common Stock. The GoldenFuture Fund and certain SMAs are controlled by Goldenwise Capital Group. Therefore, Goldenwise Capital Group may be deemed to beneficially own the 1,404,176 shares of Common Stock.

Mr. Ding, as the CEO of Goldenwise Capital Group may be deemed to beneficially own the 1,404,176 shares of Common Stock beneficially owned by Goldenwise Capital Group through the GoldenFuture Fund and certain SMAs, representing 6.9% of all the out standing shares of Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose: Each of Goldenwise Capital Group and Mr. Ding may be deemed to have sole voting and dispositive power with respect to the 1,404,176.00 shares of Common Stock.
Transactions in the class effected during the past sixty days: Except as set forth on Schedule 1 hereto, the Reporting Persons have not entered into any transactions in the Common Stock during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends fr om, or proceeds from the sale of, the Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The Reporting Person holds the following put and call option positions in Phunware:

Short In the Money Put Options:

Exercise price $2.50, expiration July 2026: 492 contracts
Exercise price $2.50, expiration October 2026: 3 contracts

Short Out of the Money Call Options:

Exercise price $2.50, expiration July 2026: 4,896 contracts
Exercise price $2.50, expiration October 2026: 5,027 contracts
Exercise price $5.00, expiration October 2026: 13 contracts
Exercise price $7.50, expiration January 2027: 4 contracts

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Schedule 1 - Transactions in the past sixty days.

Exhibit 99 - Open Letter to the Board of Phunware

## Signatures
- Goldenwise Capital Group Ltd: Huakun (Richard) Ding, CEO (07/20/2026)